UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on divestment in the Sergipe-Alagoas Basin

—

Rio de Janeiro, May 13, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 07/20/2018, informs that it has decided to conclude the current competitive process, which was in the binding phase, for the partial sale of four concessions located in deep waters in the Sergipe-Alagoas Basin (BM- SEAL-4, 4-A, 10 and 11). Currently, the concessions are represented by the Agulhinha, Budião, Budião Noroeste, Budião Sudeste, Cavala, and Palombeta fields.

Petrobras constantly evaluates its portfolio and, considering the alignment of the concessions to the company's strategy and the improvement of Petrobras' economic-financial indicators, the concessions were kept fully in the portfolio, marking the beginning of the development of a new frontier in deep waters in the Sergipe-Alagoas Basin.

Petrobras reinforces its commitment to the broad transparency of its divestment projects and portfolio management and affirms its focus on deepwater and ultra-deepwater assets, where it has shown a great competitive differential over the years, with high productivity and lower greenhouse gas emissions.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floorr – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer